CITIGROUP 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered

Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i (Form 5500) – Schedule of Assets (Held at End of Year) as of December 31, 2011	24

Schedule H, Line 4j (Form 5500) – Schedule of Reportable Transactions for the Year Ended December 31, 2011	36

Signatures	37

Index to Exhibit	38
EX-23.1: Consent of KPMG LLP

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

The Plan’s Administration Committee

Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and supplemental Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 14, 2012

CITIGROUP 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$636,621,351	$658,755,178
U.S. equities	667,539,835	1,000,609,274
Non-U.S. equities	112,268,004	149,361,367
Mutual funds	924,578,370	1,095,223,753
Collective trusts and other investments	4,110,523,843	3,977,082,020
Guaranteed investment contracts	1,188,528,327	1,153,172,764
Wrapper contracts	1,330,529	2,506,307

Total investments	7,641,390,259	8,036,710,663

Loans receivable from participants	210,768,439	194,128,824

Receivables:
Investments sold but not delivered	1,486,154	1,420,957
Interest and dividends	2,050,995	2,044,289
Participant contributions	13,899,618	14,705,980
Employer contributions	371,762,010	287,583,804
Other receivables	63,213	74,091

Total receivables	389,261,990	305,829,121

Total assets	8,241,420,688	8,536,668,608

Liabilities:
Investments purchased but not received	3,694,909	4,786,529
Payable for trustee and administrative fees	5,555,642	4,171,125

Total liabilities	9,250,551	8,957,654

Net assets reflecting all investments at fair value	8,232,170,137	8,527,710,954

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(60,884,219)	(56,099,540)

Net assets available for benefits	$8,171,285,918	$8,471,611,414

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Dividends	$55,330,291	$45,779,037
Interest	42,835,922	46,003,171
Net (depreciation) appreciation in fair value of investments	(571,321,595)	884,401,307

Net investment (loss) gain	(473,155,382)	976,183,515

Interest income from participant loans	9,234,894	9,619,050

Contributions:
Participants	437,622,464	425,313,229
Employer	372,316,079	285,759,988
Rollover	32,698,596	19,955,636

Total contributions	842,637,139	731,028,853

Total additions to net assets	378,716,651	1,716,831,418

Deductions from net assets attributable to:
Distributions to participants	661,621,900	917,988,832
Trustee and administrative expenses	16,979,051	17,706,929
Dividends paid directly to participants	441,196	—

Total deductions from net assets	679,042,147	935,695,761

Net (decrease) increase	(300,325,496)	781,135,657

Net assets available for benefits at:
Beginning of year	8,471,611,414	7,690,475,757

End of year	$8,171,285,918	$8,471,611,414

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

Reliance Trust Company is the trustee for the investments held in the Citigroup Common Stock Fund. State Street Corporation is the trustee of the Plan’s remaining investments. Plan investments are held by State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. The Plan is administered by Hewitt Associates LLC, a third-party administrator. Effective October 1, 2010, Hewitt Associations LLC merged with Aon Corporation.

The Company maintains the Financial Education Program for participants. Program costs are paid by the Company. The program offers financial resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance on asset allocation for participants’ Plan investments based on their individual risk profile, retirement horizon, and other factors.

The Plan offers the Professional Account Manager Program through Financial Engines, which provides for the participant to have their account professionally and proactively managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are slightly reduced. If the participant chooses to be part of the Professional Account Manager Program, the fee is automatically deducted from their account.

Effective December 17, 2010, the Plan was expanded to offer additional professional investment management to participants near retirement. This feature is designed to balance risk and growth in a participant’s Plan account before and during retirement and manage cash flow so that the participant has payments throughout his or her retirement. Under this program, the participant can elect to receive a monthly retirement payment from his or her Plan account.

(b)	Eligibility

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the Plan document.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions

An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $16,500 for 2011 and 2010) as before-tax contributions. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Eligible full or part-time employees will automatically be subjected to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline participating in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath funds are the current retirement date funds offered in the Plan. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

Catch-up contributions are permitted in accordance with Section 414 (v) of the Code. Participants who are over age 50 by the plan year-end can contribute up to 49% of his or her eligible pay up to $5,500 for both 2011 and 2010, increasing the participants’ statutory limitation on before-tax contributions to $22,000 for 2011 and 2010. There is no automatic enrollment for catch-up contributions.

In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation over $110,000 for 2011 and 2010.

(d)	Employer Contributions

During 2011 and 2010 employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one-time Company contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Company matching contribution was equal to 100% of participant’s contribution up to 6% in 2011, and 4% in 2010, respectively, of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels.

A fixed contribution of up to 2% of eligible pay is credited to the Plan’s eligible employees’ account whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

At December 31, 2011 and 2010, the employer contribution receivable was $371.8 million and $287.6 million, respectively. The primary reason for the increase in employer contribution receivable from 2010 to 2011 relates to the increase in company match percentage, as described above. The employer contribution receivable at December 31, 2011 and 2010 includes $302.1 million and $212.2 million related to the Company matching contribution, respectively.

Company contributions relating to 2011 and 2010 were credited to participant accounts in 2012 and 2011, respectively.

(e)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

Participants may elect to divide their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 401(c) of ERISA.

In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balance into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Citigroup Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Citigroup Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund but rather is considered to be a conservative investment vehicle. This restriction on transfers enables the Citigroup Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves a portion or all of their account balance from the Citigroup Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only T. Rowe Price International Discovery Fund imposes a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units. Prior to October 2010, the Brandywine Global Fund imposed a 2% redemption fee.

The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

Effective December 17, 2010, the PIMCO All Asset All Authority Fund was added as an investment option under the Plan. Effective December 17, 2010, the investment manager of Small Cap Growth Fund was transitioned from NorthPointe Capital to Numeric Investors. The strategy for the BFA LifePath Funds was also changed from an active strategy to an index strategy, effective December 17, 2010.

(h)	Vesting

The rights of a participant to his or her own before-tax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her company matching contributions.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company, or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts

Forfeitures are used to offset expenses of the Plan. During 2011 and 2010, $545,562 and $1.9 million of forfeitures, respectively, were used to offset Plan expenses. As of December 31, 2011 and 2010, unallocated forfeitures were $1,489 and $377,996, respectively.

(j)	Loans Receivable from Participants

Participant loans are classified as loans receivable from participants in accordance with Accounting Standards Update (ASU) 2010-25 Topic 962.

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2011 and 2010 bore interest rates from 4.21% to 10.71% and 4.25% to 11.00%, respectively.

Loans receivable from participants are valued at unpaid principle plus any accrued but unpaid interest.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Hewitt Associates LLC, the administrator. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default as soon as administratively practicable. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is reduced from the account balance before an amount is distributed to the participant.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to a nominal tax imposed by Florida law, which is deducted from the participant’s Plan account at the time his or her loan request is processed as soon as administratively practicable.

(k)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her participant account and if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

If the value of a participant’s account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires or otherwise separates from services.

If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment, unless otherwise instructed.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

Plan investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Short-term investment funds are valued at cost, which approximates fair value.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year.

Collective trusts are valued at the net asset value as reported by the sponsor of the fund.

Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Fair Value of Financial Instruments

The carrying value of following instruments approximate fair value because of the short maturity nature of these items: investments sold but not delivered, interest and dividends, participant contributions, employer contributions, other receivables, investment purchased but not received, and payable for trustee and administrative fees.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level 1 input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan’s management is currently evaluating the effect, if any, the provisions of this pronouncement will have on its financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance requires participant loans be: (i) measured at their unpaid principal balance plus any accrued but unpaid interest; and (ii) classified as notes receivable from participants for reporting purposes. This guidance is effective for reporting periods beginning after December 15, 2010. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Investments

A summary of the Plan’s investments as of December 31, 2011 and 2010 is listed below.

	2011		2010
Cash equivalents and short-term investments	636,621,351		658,755,178
U.S. equities
Large cap companies
Citigroup Common Stock Fund	384,717,160		701,734,489	**
Other Large cap companies	132,022,574		134,671,224

Total Large cap companies	516,739,734		836,405,713

Mid cap companies	66,460,008		75,682,261
Small cap companies	84,340,093		88,521,300

Total U.S. equities	667,539,835		1,000,609,274

Non-U.S. equities	112,268,004		149,361,367

Mutual funds, individually less than 5% of net assets	924,578,370		1,095,223,753
Collective trusts and other investments
BlackRock Aggregate Bond Index	476,972,214	*	423,247,929
S&P 500 Index	904,933,705	*	888,212,140	**
Russell 3000 Index	421,889,159	*	445,835,774	**
Other Collective trusts, individually less than 5% of net assets	2,306,728,765		2,219,786,177

Total Collective trusts and other investments	4,110,523,843		3,977,082,020

Guaranteed investment contracts, individually less than 5% of net assets	1,188,528,327		1,153,172,764

Wrapper contracts	1,330,529		2,506,307

Investments, at fair value	$7,641,390,259		$8,036,710,663

*	Represents 5% or more of Plan's net assets available for benefits at December 31, 2011.

**	Represents 5% or more of Plan's net assets available for benefits at December 31, 2010.

In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2011 and 2010 include $3.4 million and $4.3 million, respectively, of the State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s investments (including investments bought and sold during the year) depreciated in value by $571.3 million in 2011 and appreciated in value by $884.4 million in 2010. A summary of changes as reported in the statement of changes in net assets available for benefits is listed below:

	2011	2010
Cash equivalents and short-term investments	$(35)	$3,203
Equity investments	(343,617,830)	262,737,224
Mutual funds	(172,354,664)	102,860,615
Collective trusts and other investments	(55,349,066)	518,800,265

	$(571,321,595)	$884,401,307

(4)	Guaranteed Investment Contracts

The Plan’s Citigroup Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including both traditional and synthetic GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short term investments.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. During 2010, the Plan ceased to invest in traditional GICs.

Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as “adjustment from fair value to contract value”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2011 and 2010 ranged from 2.40% to 5.88% and from 3.21% to 5.19%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2011 and 2010, the fair value of GICs amounted to $1.189 billion and $1.153 billion, respectively. The fair value of the wrapper contracts amounted to $1.3 million and $2.5 million at December 31, 2011 and 2010, respectively.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

An investment contract is considered fully benefit-responsive if all of the following criteria are met:

•	The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

•

The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant-initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The fund must allow participants reasonable access to their funds.

The Plan’s management has concluded the GICs to be fully benefit-responsive investment contracts and has reported at fair value, with an appropriate adjustment to contract value.

The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund’s short-term liquidity vehicle.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2011	2010
Portfolio characteristics:
Average yield earned by entire fund	3.04%	3.45%
Return on assets for 12 months	3.53	3.79
Current crediting rate	3.24	3.68
Effective duration in years	3.24	2.86

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2011.

December 31, 2011
Issuer	S&P / Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa3	4.63%	$194,446,175	$(310,810)	$(16,866,848)	$177,268,517
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.48	196,707,156	466,182	(9,845,119)	187,328,219
JPMorgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.88	16,979,659	4,041	(427,824)	16,555,876
Natixis Financial Products Contract No. WR1937-01	AA+/Aaa	2.40	247,749,992	108,657	(1,674,085)	246,184,564
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.70	7,521,367	4,086	(157,200)	7,368,253
Prudential GA-62194	AA/Aa1	2.97	288,289,850	175,465	(10,030,909)	278,434,406
Royal Bank of Canada Contract No. Citigroup01	AA/Aa3	4.74	236,834,128	882,908	(21,882,234)	215,834,802

Total			$1,188,528,327	$1,330,529	$(60,884,219)	$1,128,974,637

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2010.

December 31, 2010
Issuer	S&P / Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725839	AA-/Aa3	3.21%	$243,684,758	$608,689	$(3,219,178)	$241,074,269
AIG Financial Products Contract No. 725840	AA/Aa2	5.19	185,593,513	1,035,448	(18,726,030)	167,902,931
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.77	187,178,582	307,574	(6,483,497)	181,002,659
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.06	45,603,083	9,307	(1,841,753)	43,770,637
Natixis Financial Products Contract No. WR 1937-01	AA-/Aa3	3.21	243,684,758	145,877	(3,091,541)	240,739,094
Natixis Financial Products Contract No. WR 1937-02	AAA/Aaa	4.65	21,376,425	11,638	(652,238)	20,735,825
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	5.11	226,051,645	387,774	(22,085,303)	204,354,116

Total			$1,153,172,764	$2,506,307	$(56,099,540)	$1,099,579,531

(5)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

• Level 1 – Quoted prices for identical instruments in active markets.

• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2011.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$476,746,731	$159,874,620	$—	$636,621,351
U.S. equities
Large cap companies	516,739,734	—	—	516,739,734
Mid cap companies	66,460,008	—	—	66,460,008
Small cap companies	84,340,093	—	—	84,340,093
Non-U.S. equities	112,268,004	—	—	112,268,004
Mutual funds
Non-U.S. equity funds	677,431,245	—	—	677,431,245
U.S. equity funds	116,470	—	—	116,470
Non-U.S. fixed income funds	89,120,864	—	—	89,120,864
High yield bond funds	132,755,074	—	—	132,755,074
Global allocation funds	25,154,717	—	—	25,154,717
Collective trusts and other investments
Balanced funds	—	855,837,387	—	855,837,387
Commodity funds	—	42,310,967	—	42,310,967
Real estate funds	—	66,061,640	—	66,061,640
Non-U.S. fixed income funds	—	34,682,278	—	34,682,278
U.S. fixed income funds	—	587,368,365	—	587,368,365
Non-U.S. equity funds	—	403,503,861	—	403,503,861
U.S. equity funds	—	2,120,759,345	—	2,120,759,345
Guaranteed investment contracts	—	1,188,528,327	—	1,188,528,327
Wrapper contracts	—	—	1,330,529	1,330,529

Investments, at fair value	$2,181,132,940	$5,458,926,790	$1,330,529	$7,641,390,259

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$491,698,284	$167,056,894	$—	$658,755,178
U.S. equities
Large cap companies	836,405,713	—	—	836,405,713
Mid cap companies	75,682,261	—	—	75,682,261
Small cap companies	88,521,300	—	—	88,521,300
Non-U.S. equities	149,361,367	—	—	149,361,367
Mutual funds
Non-U.S. equity funds	881,849,791	—	—	881,849,791
U.S. equity funds	166,850	—	—	166,850
Non-U.S. fixed income funds	73,302,285	—	—	73,302,285
High yield bond funds	137,442,244	—	—	137,442,244
Global allocation funds	2,462,583	—	—	2,462,583
Collective trusts and other investments
Balanced funds	—	778,983,138	—	778,983,138
Commodity funds	—	46,592,963	—	46,592,963
Real estate funds	—	54,718,999	—	54,718,999
Non-U.S. fixed income funds	—	35,119,124	—	35,119,124
U.S. fixed income funds	—	501,749,611	—	501,749,611
Non-U.S. equity funds	—	428,979,096	—	428,979,096
U.S. equity funds	—	2,130,918,811	20,278	2,130,939,089
Guaranteed investment contracts	—	1,153,172,764	—	1,153,172,764
Wrapper contracts	—	—	2,506,307	2,506,307

Investments, at fair value	$2,736,892,678	$5,297,291,400	$2,526,585	$8,036,710,663

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2011.

Level 3 Investments at Fair Value

Year Ended December 31, 2011

	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$2,506,307	$20,278	$2,526,585
Unrealized loss relating to instruments still held at the reporting date	(1,175,778)	—	(1,175,778)
Settlements	—	(20,278)	(20,278)

Balance, end of year	$1,330,529	$—	$1,330,529

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2010.

Level 3 Investments at Fair Value

Year Ended December 31, 2010

	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$3,544,502	$—	$3,544,502
Transfer into Level 3 investments	—	20,278	20,278
Unrealized loss relating to instruments still held at the reporting date	(1,038,195)	—	(1,038,195)

Balance, end of year	$2,506,307	$20,278	$2,526,585

There were no significant transfers between Level 1 and Level 2 investments during the years ended December 31, 2011 and 2010.

(6)	Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.

Any expenses not borne by the Plan are paid by the Company.

(7)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

At December 31, 2011 and 2010, approximately 5% and 9%, respectively, of the Plan’s total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(8)	Party-in-Interest Transactions

Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup’s common stock was $384.7 million and $701.7 million at December 31, 2011 and December 31, 2010, respectively.

The Plan held direct investments in the Company’s common stock of $1.8 million and $2.8 million, at December 31, 2011 and December 31, 2010, respectively. In 2011, the Company reinstated the dividend for common stocks and paid $441,196 directly to the participants. The Company is the Plan Sponsor, as defined in the Plan document.

Certain Plan investments are units of the State Street Common Stock Fund, which consist of common stock issued by State Street Corporation. The Plan’s investment in State Street Common Stock Fund was $3.4 million and $4.3 million at December 31, 2011 and December 31, 2010, respectively. Certain Plan investments are shares of commingled trust funds managed by State Street Corporation. At December 31, 2011 and 2010, the Plan held $41.2 million and $167.0 million, respectively, of the State Street Short Term Investment Fund. The Plan held direct investments in State Street Corporation’s common stock of $2.2 million and $2.0 million at December 31, 2011 and 2010, respectively. State Street Corporation is the trustee and State Street Bank & Trust Company is the custodian of the Plan’s investments.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(9)	Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. The Plan was amended and restated effective January 1, 2009. On February 1, 2010, the Plan filed an application with the IRS for a determination letter that the Plan, as amended and restated, meets the applicable requirements of the Code. The IRS has yet to issue a ruling on the amended and restated Plan. Although the Plan has been amended since receiving the determination letter, the Plan’s management and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan management has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a).

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The DOL issued the requested exemption on February 17, 2011, which is effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights, unless earlier terminated by the Company).

On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. The Company stock held in the Citigroup Common Stock Fund uses unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund since May 9, 2011, which reduced the equivalent units held in participant’s Plan account by a factor of 10. Subsequent to May 9, 2011, all units in the Citigroup Common Stock Fund reflect the Company’s common stock after the reverse stock split.

(10)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(11)	Pending Litigation

Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA – Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. – against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012.

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court’s decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company’s subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants (plaintiffs in the original case) Motion for Rehearing. The appellants’ motion for an extension of time to file a writ of certiorari with the Supreme Court was granted on May 7, 2012, and the petition is due June 22, 2012.

In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through 2007. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the compliant, other than the claim that the Citigroup-affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim. On August 18, 2010, plaintiffs sought permission to amend their current complaint (the First Amended Complaint). On October 1, 2010, the Citigroup Plans Administrative Committee and the Citigroup 401(k) Plan Investment Committee moved for summary judgment against the First Amended Complaint on the grounds that plaintiffs’ claim was time-barred. On October 22, 2010, the court stayed briefing on defendants’ motion for summary judgment pending a ruling on plaintiffs’ motion for leave to amend. On November 8, 2011, the court granted in part and denied in part plaintiffs’ motion for leave to amend. In accordance with that

CITIGROUP 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

ruling, plaintiffs filed a Second Amended Complaint on November 15, 2011, alleging three counts: (1) that defendants breached their duty of prudence by failing to remove or replace certain funds affiliated with Citigroup entities; (2) that defendants breached their duty of prudence in connection with the selection of three Citigroup-affiliated funds added to the plan in 2003; and (3) that defendants breached their duty of prudence by approving a “mapping” from unaffiliated funds to affiliated funds in March 2003. No other claims were permitted. On January 10, 2012, defendants moved for summary judgment on all claims on the issue of whether the statute of limitations has run. That motion remains pending.

(12)	Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued and no additional disclosures were required.

(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$8,171,285,918	$8,471,611,414
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	60,884,219	56,099,540

Net assets available for benefits per the Form 5500	$8,232,170,137	$8,527,710,954

Net (decrease) increase in net assets available for benefits per the financial statements	$(300,325,496)	$781,135,657
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(56,099,540)	(22,091,173)
Current year adjustment from contract value to fair value for fully-benefit responsive investment contracts	60,884,219	56,099,540

Net (decrease) increase per Form 5500	$(295,540,817)	$815,144,024

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Cash equivalents and short-term investments
BlackRock TempFund	339,456,984		$339,456,984	$339,456,984
Brazilian Real	2,261		1,204	1,212
Chilean Peso	6,793,607		13,098	13,078
Citigroup Stable Value Fund	118,719,604		118,719,604	118,719,604
Indian Rupee	4,839		91	91
Indonesian Rupiah	13,343,128		1,472	1,472
Citi Institutional U.S. Treasury Reserves Fund	137,250,612		137,250,612	137,250,612
New Taiwan Dollar	635,827		21,023	20,999
South Korean Won	1,811		2	2
* State Street Short Term Investment Fund	41,155,017		41,155,017	41,155,017
US Dollar	2,280		2,280	2,280

Total Cash and short-term investments			636,621,387	636,621,351

U.S. equities

Large cap companies
Altria Group Inc	71,381		1,500,901	2,116,446
American Express Co	67,487		3,299,085	3,183,383
Ameriprise Financial Inc	34,842		1,341,258	1,729,552
Annaly Capital Management In Reit	64,692		941,492	1,032,486
Applied Materials Inc	77,571		1,389,113	830,782
AT&T Inc	98,935		3,481,928	2,991,794
Bank Of America Corp	207,654		5,645,470	1,154,555
Baxter International Inc	53,411		2,802,347	2,642,773
Capital One Financial Corp	115,907		3,752,753	4,901,694
Cardinal Health Inc	44,027		1,216,780	1,787,919
Chevron Corp	10,782		1,118,054	1,147,207
Chubb Corp	21,764		1,157,101	1,506,484
* Citigroup Common Stock Fund	14,622,469		1,482,059,895	384,717,160
* Citigroup Inc.	67,497		2,889,610	1,775,857
Conocophillips	54,010		3,910,953	3,935,703
Discover Financial Services	119,301		2,395,528	2,863,225
Dominion Resources Inc Va	26,656		1,125,303	1,414,876
Eaton Corp	37,537		1,589,402	1,634,003
Emerson Electric Co	33,045		1,560,058	1,539,561
Entergy Corp	22,163		2,117,877	1,619,010
Fifth Third Bancorp	184,792		2,181,305	2,350,552
General Electric Co	120,799		2,056,593	2,163,502
Goodrich Corp	5,216		322,158	645,256
Hewlett Packard Co	44,825		1,620,867	1,154,698
Honeywell International Inc	52,912		2,761,060	2,875,754
Illinois Tool Works	62,396		3,390,751	2,914,514
Intel Corp	55,507		884,876	1,346,055
Intl Business Machines Corp	17,072		1,750,678	3,139,113
Johnson + Johnson	48,319		2,992,753	3,168,787
Jpmorgan Chase + Co	61,298		2,602,358	2,038,151
Lorillard Inc	21,664		1,688,067	2,469,681
Marathon Oil Corp	88,153		2,059,954	2,580,238
Medtronic Inc	85,457		3,224,526	3,268,749
Microsoft Corp	119,700		2,430,490	3,107,422
Murphy Oil Corp	38,628		2,280,874	2,153,101
Occidental Petroleum Corp	38,835		2,316,991	3,638,861
Pfizer Inc	173,168		3,797,899	3,747,360
Philip Morris International	51,314		2,526,007	4,027,156
Pnc Financial Services Group	73,178		3,425,474	4,220,173
Raytheon Company	60,200		2,838,539	2,912,457
Reynolds American Inc	60,898		2,004,587	2,522,413
Spectra Energy Corp	109,517		2,370,640	3,367,659
Stanley Black Decker Inc	79,767		4,462,818	5,392,247
* State Street Common Stock Fund	84,498		1,523,180	3,406,114
* State Street Corporation	53,611		2,439,499	2,161,043
Target Corp	23,062		1,199,397	1,181,212
Texas Instruments Inc	48,220		1,304,416	1,403,672
Unitedhealth Group Inc	61,897		2,778,640	3,136,928

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Verizon Communications Inc	61,198		2,350,720	2,455,261
Walgreen Co	68,486		2,288,944	2,264,140
Wellpoint Inc	47,521		3,463,465	3,148,250
Wells Fargo Co	107,621		3,406,042	2,966,021
Western Union Co	95,740		1,989,746	1,748,218
Xcel Energy Inc	56,206		1,150,189	1,553,541
Xerox Corp	199,368		2,239,245	1,586,965

Total Large cap companies			1,607,418,654	516,739,734

Mid cap companies
Alaska Air Group Inc	2,897		196,112	217,561
Avery Dennison Corp	22,404		596,899	642,538
Booz Allen Hamilton Holding	8,892		128,508	153,384
Brocade Communications Sys	31,611		190,615	164,060
Brown + Brown Inc	35,169		657,171	795,867
Cbl & Associates Properties Reit	36,966		582,718	580,368
Centerpoint Energy Inc	129,384		2,133,510	2,599,329
Cepheid Inc	3,497		123,198	120,325
Chimera Investment Corp Reit	308,276		1,055,576	773,772
Cigna Corp	52,812		1,991,972	2,218,101
Cinemark Holdings Inc	6,794		129,104	125,617
City National Corp	12,790		502,525	565,062
Con Way Inc	45,467		1,399,202	1,325,806
Coventry Health Care Inc	89,650		3,620,985	2,722,685
Dana Holding Corp	11,489		151,617	139,597
Dun + Bradstreet Corp	16,572		1,208,435	1,240,110
East West Bancorp Inc	18,963		351,754	374,514
Essex Property Trust Inc Reit	18,070		2,346,420	2,538,997
First Horizon National Corp	94,386		975,128	755,089
First Niagara Financial Grp	10,513		120,872	90,724
Forest Oil Corp	7,726		150,783	104,686
Gentex Corp	7,236		134,872	214,127
Graftech International Ltd	15,567		240,030	212,485
Hancock Holding Co	4,693		101,633	150,051
Hanesbrands Inc	82,562		2,083,524	1,804,812
Hatteras Financial Corp Reit	8,170		205,845	215,454
Hcc Insurance Holdings Inc	23,647		561,023	650,299
Helmerich Payne	3,286		115,235	191,779
Hsn Inc	999		36,934	36,227
Intl Flavors Fragrances	2,952		149,151	154,719
Intl Game Technology	166,123		2,505,840	2,857,315
Jabil Circuit Inc	21,380		331,694	420,338
Kennametal Inc	15,771		484,176	575,974
L 3 Communications Holdings	45,424		4,204,244	3,028,889
Market Vectors Junior Gold Min	10,683		329,515	263,881
Masco Corp	180,599		2,482,086	1,892,676
Mcmoran Exploration Co	55,735		696,810	810,937
Mercadolibre Inc	5,027		305,123	399,861
Mercury General Corp	3,441		157,315	156,977
Mfa Financial Inc Reit	41,506		285,397	278,922
Microchip Technology Inc	60,898		1,238,759	2,230,710
Mid America Apartment Comm Reit	4,596		299,712	287,466
Molex Inc	106,023		2,211,937	2,529,713
New York Community Bancorp	139,467		2,063,516	1,725,212
Newell Rubbermaid Inc	47,022		777,528	759,399
Oceaneering Intl Inc	7,486		230,227	345,339
Omega Healthcare Investors Reit	16,085		282,143	311,249
Omnicare Inc	80,366		2,463,573	2,768,608
On Semiconductor Corporation	142,942		1,079,964	1,103,513
Oneok Inc	15,474		852,102	1,341,458
Parametric Technology Corp	4,496		92,641	82,095
Pinnacle West Capital	32,047		1,249,602	1,544,003
Polaris Industries Inc	7,993		345,174	447,430
Quest Software Inc	25,876		471,608	481,298

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Range Resources Corp	11,721		483,559	726,013
Raymond James Financial Inc	40,383		948,815	1,250,244
Rent A Center Inc	39,834		1,130,156	1,473,842
Rock Tenn Company Class A	16,875		1,035,209	973,698
Rockwood Holdings Inc	5,495		259,700	216,337
Royal Gold Inc	5,548		271,914	374,134
Sally Beauty Holdings Inc	24,378		325,506	515,099
Slm Corp	308,186		7,241,925	4,129,693
Solarwinds Inc	6,594		184,738	184,301
Sonoco Products Co	56,506		1,763,496	1,862,430
Spx Corp	26,256		1,452,835	1,582,462
Tidewater Inc	22,559		1,206,297	1,112,134
Tw Telecom Inc	34,979		534,355	677,891
Vishay Intertechnology Inc	51,852		562,995	466,153
Warnaco Group Inc The	4,296		214,798	214,975
Wellcare Health Plans Inc	14,587		753,671	765,797
Wr Grace Co	9,891		330,292	454,191
Xylem Inc	37,338		1,316,146	959,206

Total Mid cap companies			67,698,444	66,460,008

Small cap companies
1st United Bancorp Inc North	25,591		155,559	142,030
Abiomed Inc	12,988		247,422	239,890
Abm Industries Inc	16,211		354,113	334,270
Accelrys Inc	22,227		202,248	149,365
Acco Brands Corp	24,862		164,739	239,916
Aceto Corp	5,495		38,423	37,915
Aci Worldwide Inc	2,698		81,152	77,257
Actuant Corp A	9,014		181,786	204,537
Actuate Corp	26,775		164,653	156,904
Advance America Cash Advance	10,316		72,917	92,324
Aegerion Pharmaceuticals Inc	5,395		73,925	90,313
Affymetrix Inc	3,797		18,220	15,528
Agilysys Inc	9,391		71,236	74,662
Allied Healthcare Products	50,160		200,408	170,544
American Greetings Corp Class A	39,517		738,583	494,363
Ameristar Casinos Inc	25,776		563,294	445,673
Amkor Technology Inc	37,066		179,020	161,608
Ampco Pittsburgh Corp	2,098		43,912	40,577
Ampio Pharmaceuticals Inc	10,199		70,733	43,548
Ancestry.Com Inc	7,993		223,577	183,512
Anika Therapeutics Inc	1,399		12,321	13,707
Ann Inc	2,997		67,879	74,272
Anworth Mortgage Asset Corp Reit	24,621		156,245	154,620
Applied Industrial Tech Inc	11,290		376,416	397,057
Arctic Cat Inc	10,291		212,263	232,052
Argan Inc	9,391		148,657	142,843
Ariad Pharmaceuticals Inc	27,275		264,830	334,118
Arris Group Inc	65,853		737,582	712,526
Artio Global Investors Inc	25,410		302,029	124,002
Atricure Inc	10,685		112,363	118,606
Auxilium Pharmaceuticals Inc	3,896		67,219	77,656
Aveo Pharmaceuticals Inc	9,092		160,804	156,377
Azz Inc	6,794		298,553	308,709
Bancorp Inc/The	9,208		58,414	66,575
Barrett Business Svcs Inc	9,506		164,220	189,745
Bbcn Bancorp Inc	9,585		54,705	90,576
Belden Inc	4,196		137,095	139,648
Biglari Holdings Inc	769		247,034	283,285
Bioscrip Inc	14,187		91,110	77,461
Blue Coat Systems Inc	1,499		26,256	38,140
Boise Inc	20,581		124,770	146,538
Bridgepoint Education Inc	10,390		220,071	238,981
Briggs & Stratton	9,364		199,495	145,048

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Brink S Co/The	15,486		392,863	416,258
Caci International Inc Class A	8,934		527,331	499,578
Callon Petroleum Co	40,181		281,131	199,700
Cambium Learning Group Inc	22,793		90,461	68,836
Cantel Medical Corp	11,190		275,387	312,529
Capstead Mortgage Corp Reit	29,830		333,520	371,085
Caribou Coffee Co Inc	7,293		96,738	101,742
Cascade Corp	1,898		89,508	89,541
Casella Waste Systems Inc A	150,775		1,369,428	964,959
Cavco Industries Inc	8,770		298,374	351,314
Centene Corp	9,391		334,770	371,805
Century Casinos Inc	101,461		402,923	262,784
Charles River Laboratories	13,188		416,863	360,425
Chemed Corp	6,694		422,362	342,793
Chemical Financial Corp	18,139		364,651	386,717
Chico S Fas Inc	40,368		440,918	449,695
Churchill Downs Inc	4,196		175,368	218,745
Cincinnati Bell Inc	81,010		268,592	245,460
Cirrus Logic Inc	3,197		51,506	50,674
Coherent Inc	7,476		222,686	390,782
Coinstar Inc	25,410		972,863	1,159,719
Collective Brands Inc	17,215		250,178	247,376
Columbia Banking System Inc	27,008		475,408	520,449
Comtech Telecommunications	1,299		37,437	37,172
Conn S Inc	17,484		134,419	194,072
Consolidated Graphics Inc	2,698		95,739	130,237
Contango Oil + Gas	8,879		520,310	516,572
Convergys Corp Npv	16,790		203,657	214,412
Cooper Tire Rubber	35,483		562,911	497,121
Core Mark Holding Co Inc	2,897		113,325	114,735
Corinthian Colleges Inc	68,914		192,655	149,543
Cornerstone Therapeutics Inc	19,982		125,271	111,897
Cracker Barrel Old Country	799		40,387	40,291
Crawford Co Cl B	8,692		58,011	53,543
Crawford Company Class A	38,665		197,952	157,365
Cray Inc	35,603		222,203	230,353
Crexus Investment Corp Reit	15,157		171,087	157,332
Cross Country Healthcare Inc	22,908		250,859	127,140
Crosstex Energy Inc	13,088		166,822	165,432
Cryolife Inc	22,479		125,692	107,901
Cubic Corp	11,789		557,279	513,891
Cubist Pharmaceuticals Inc	11,489		356,861	455,212
Culp Inc	11,489		110,878	97,890
Cvd Equipment Corp	12,059		178,714	145,069
Cvr Energy Inc	34,968		567,473	654,949
Darling International Inc	35,667		595,689	474,018
Datalink Corp	27,175		200,623	224,466
Delek Us Holdings Inc	32,370		471,762	369,345
Deluxe Corp	13,617		316,321	309,912
Depomed Inc	54,550		367,220	282,569
Dice Holdings Inc	22,772		201,763	188,781
Dolan Co The	71,166		760,074	606,338
Double Eagle Petroleum Co	5,995		64,044	41,242
Dusa Pharmaceuticals Inc	44,159		233,955	193,419
Dxp Enterprises Inc	17,284		361,973	556,549
Dycom Industries Inc	25,715		403,517	537,953
Easylink Services Intl Class A	91,516		475,992	364,234
Electro Scientific Inds Inc	11,190		169,870	162,027
Electronics For Imaging	5,295		85,383	75,456
Empire Resorts Inc	25,899		147,524	39,884
Endeavour International Corp	27,083		269,961	235,353
Endocyte Inc	18,167		176,599	68,309
Endologix Inc	25,377		243,300	291,325
Ensign Group Inc The	7,110		128,866	174,186

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Entegris Inc	5,795		38,203	50,559
Enteromedics Inc	52,788		87,100	89,740
Equity Lifestyle Properties Reit	8,392		534,532	559,683
Exelis Inc	37,338		568,582	337,906
Express Inc	28,774		584,175	573,746
Ezcorp Inc Class A	8,492		225,632	223,940
Fair Isaac Corp	16,984		442,292	608,722
Finish Line The Class A	14,587		299,517	281,303
Fisher Communications Inc	2,910		84,353	83,905
Friedman Industries	5,959		55,562	62,267
Full House Resorts Inc	67,638		293,719	177,888
Futurefuel Corp	9,291		108,146	115,400
Generac Holdings Inc	7,693		188,585	215,633
Genmark Diagnostics Inc	18,018		108,493	74,236
Gentiva Health Services	18,199		317,924	122,841
Geo Group Inc The	24,866		578,271	416,502
Gibraltar Industries Inc	10,990		144,604	153,419
Global Cash Access Holdings	56,049		226,127	249,416
Gran Tierra Energy Inc	96,412		517,890	462,775
Greif Inc Class A	9,634		606,368	438,814
Group 1 Automotive Inc	6,294		291,323	326,041
Gt Advanced Technologies Inc	58,846		549,380	426,045
Gulfmark Offshore Inc Class A	4,696		205,716	197,266
Halozyme Therapeutics Inc	32,170		255,258	305,941
Hardinge Inc	25,800		243,887	207,688
Healthcare Services Group	8,516		112,519	150,648
Healthstream Inc	3,397		39,884	62,673
Helix Energy Solutions Group	44,836		886,167	708,403
Hi Tech Pharmacal Co Inc	5,595		205,802	217,584
Hill International Inc	116,495		751,420	598,785
Hilltop Holdings Inc	23,780		259,453	200,942
Hooker Furniture Corp	4,096		44,513	46,984
Huntington Ingalls Industrie	1,798		49,689	56,252
Hurco Companies Inc	3,197		93,935	67,138
Huron Consulting Group Inc	10,990		338,574	425,749
Iberiabank Corp	21,964		1,082,000	1,082,835
Icf International Inc	15,418		324,843	382,054
Idt Corp Class B	29,073		358,819	272,708
Infinity Pharmaceuticals Inc	39,620		263,880	350,245
Infospace Inc	46,357		406,322	509,469
Inhibitex Inc	20,082		279,395	219,692
Innophos Holdings Inc	2,598		110,257	126,140
Innospec Inc	11,090		223,928	311,291
Insight Enterprises Inc	7,089		115,166	108,398
Insperity Inc	21,880		610,824	554,656
Integrated Electrical Servic	27,628		167,743	53,045
Intermec Inc	42,315		779,512	290,283
Invacare Corp	17,184		463,649	262,747
Ion Geophysical Corp	73,304		413,465	449,349
Ista Pharmaceuticals Inc	31,971		163,332	225,393
Itt Corp	18,669		439,222	360,869
Ixys Corporation	14,786		171,641	160,137
J2 Global Inc	7,593		212,215	213,668
Jazz Pharmaceuticals Inc	4,096		103,408	158,238
Jda Software Group Inc	4,496		147,471	145,621
Jetblue Airways Corp	40,113		255,860	208,587
Kb Home	6,228		65,949	41,850
Kelly Services Inc A	57,773		966,930	790,342
Kemet Corp	29,406		341,829	207,312
Key Energy Services Inc	17,180		198,207	265,772
Knight Capital Group Inc A	37,226		502,672	440,015
Koppers Holdings Inc	1,898		60,327	65,224
Kulicke + Soffa Industries	49,555		495,389	458,379
La Z Boy Inc	5,895		53,971	70,146

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Lennox International Inc	1,698		55,784	57,322
Lgl Group Inc	8,128		162,508	58,600
Liquidity Services Inc	8,592		167,016	317,049
Lmi Aerospace Inc	6,994		162,085	122,737
Lone Pine Resources Inc	4,591		60,397	32,180
Ltc Properties Inc Reit	7,893		228,457	243,571
Manhattan Associates Inc	8,093		280,902	327,587
Marcus Corporation	17,884		184,342	225,512
Matrix Service Co	30,917		329,620	291,853
Maximus Inc	7,093		259,607	293,316
Medassets Inc	43,660		412,655	403,855
Medicines Company	7,093		129,141	132,223
Medicis Pharmaceutical Class A	19,082		690,578	634,493
Memc Electronic Materials	26,799		349,857	105,586
Men S Wearhouse Inc The	6,894		186,063	223,424
Meritor Inc	55,290		778,395	294,143
Metro Health Networks Inc	38,065		292,596	284,346
Microsemi Corp	5,295		89,977	88,694
Miller Industries IncTenn	16,285		305,635	256,164
Mitcham Industries Inc	2,711		36,942	59,198
Molina Healthcare Inc	24,977		536,834	557,738
Momenta Pharmaceuticals Inc	18,583		236,009	323,158
Moneygram International Inc	13,787		233,191	244,725
Monolithic Power Systems Inc	3,197		38,450	48,180
Monotype Imaging Holdings In	19,482		223,330	303,726
Monro Muffler Brake Inc	577		10,499	22,394
Movado Group Inc	27,175		419,568	493,771
Mrv Communications Inc	75,476		138,173	64,910
Multimedia Games Holding Co	6,894		56,040	54,736
Mvc Capital Inc	5,295		62,241	61,371
Myers Industries Inc	13,274		148,309	163,799
Myr Group Inc/Delaware	11,077		188,026	212,014
Nacco Industries Class A	2,997		310,293	267,415
National Beverage Corp	9,591		127,455	154,131
Navigant Consulting Inc	18,983		206,128	216,591
Neenah Paper Inc	2,448		48,304	54,634
Nelnet Inc Class A	21,280		448,807	520,733
Netgear Inc	9,192		327,264	308,561
Netscout Systems Inc	15,211		223,087	267,711
Neurocrine Biosciences Inc	13,289		87,069	112,955
Neutral Tandem Inc	13,787		144,686	147,387
Newpark Resources Inc	84,263		911,877	800,494
Nobility Homes Inc	17,917		214,034	93,168
Noranda Aluminum Holding Cor	29,473		334,334	243,152
Northwest Bancshares Inc	2,867		30,998	35,661
Nu Skin Enterprises Inc A	13,388		416,953	650,241
Obagi Medical Products Inc	2,498		22,798	25,377
Official Payments Holdings I	96,012		743,914	418,613
Old National Bancorp	26,419		280,570	307,781
Omega Protein Corp	41,064		568,401	292,789
Omnicell Inc	18,837		262,597	311,183
On Assignment Inc	32,497		225,723	363,315
Opko Health Inc	49,455		269,457	242,328
Orasure Technologies Inc	62,057		471,511	565,340
Origen Financial Inc Reit	105,429		309,125	136,004
Osi Systems Inc	6,354		146,709	309,926
Outdoor Channel Holdings Inc	35,800		267,399	267,068
Pacer International Inc	31,123		180,006	166,510
Pacific Premier Bancorp Inc	22,646		82,698	143,578
Palomar Medical Technologies	22,242		180,382	206,847
Pantry Inc	26,644		332,968	318,925
Papa John S Intl Inc	9,192		336,086	346,338
Par Pharmaceutical Cos Inc	18,483		574,558	604,950
Park Ohio Holdings Corp	10,198		203,686	181,926

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Park Sterling Corp	8,090		52,033	33,009
Patrick Industries Inc	41,546		231,218	166,600
Pervasive Software Inc	6,694		42,723	38,958
Petroquest Energy Inc	6,612		36,308	43,641
Pharmacyclics Inc	4,596		54,031	68,110
Phi Inc Non Voting	6,496		148,315	161,435
Phi Inc Voting	2,842		69,915	66,239
Plexus Corp	24,229		685,636	663,377
Postrock Energy Corp	41,594		294,011	116,879
Powell Industries Inc	3,602		123,655	112,661
Power One Inc	30,599		183,965	119,642
Preformed Line Products Co	1,099		70,723	65,566
Premiere Global Services Inc	74,682		623,918	632,559
Prestige Brands Holdings Inc	18,016		158,789	203,038
Primoris Services Corp	58,998		533,889	880,833
Progenics Pharmaceuticals	11,390		65,801	97,267
Ps Business Parks Inc/Ca Reit	9,192		533,191	509,489
Questcor Pharmaceuticals	899		38,551	37,388
Redwood Trust Inc Reit	15,436		226,842	157,137
Repligen Corp	15,276		61,936	53,008
Republic Bancorp Inc Class A	3,097		74,058	70,925
Rex American Resources Corp	23,718		391,293	524,410
Rick S Cabaret Intl Inc	33,679		336,328	284,925
Rti Biologics Inc	83,923		374,550	372,618
Rue21 Inc	2,837		76,236	61,272
Sanchez Energy Corp	4,095		90,094	70,683
Sanmina Sci Corp	42,361		371,063	394,382
Sauer Danfoss Inc	13,088		471,026	473,916
Schulman (A.) Inc	10,790		223,393	228,534
Sciclone Pharmaceuticals Inc	9,491		50,325	40,718
Select Comfort Corporation	3,397		53,656	73,678
Simmons First Natl Corp Class A	10,922		282,012	296,974
Sinclair Broadcast Group A	12,389		117,089	140,363
Skyline Corp	14,163		350,575	61,611
Smart Balance Inc	49,155		243,557	263,470
Sparton Corp	3,007		31,696	26,163
Spectrum Pharmaceuticals Inc	21,680		191,650	317,180
SsC Technologies Holdings	15,885		232,432	286,891
Standard Motor Prods	21,980		368,246	440,696
Standex International Corp	6,294		204,682	215,074
Steelcase Inc Class A	63,941		595,850	477,002
Sterling Bancorp N Y	9,174		84,425	79,265
Sterling Construction Co	11,017		189,596	118,654
Steven Madden Ltd	4,995		171,195	172,342
Stifel Financial Corp	9,584		318,427	307,159
Stone Energy Corp	17,884		469,498	471,769
Sturm Ruger + Co Inc	17,584		385,172	588,356
Surewest Communications	11,889		180,539	143,026
Sykes Enterprises Inc	62,249		1,030,025	974,823
Synaptics Inc	2,398		73,230	72,294
Synnex Corp	27,872		750,858	848,989
Systemax Inc	25,577		347,615	419,711
T.G.C. Industries Inc	50,254		361,087	358,813
Take Two Interactive Softwre	14,287		193,262	193,587
Talbots Inc	22,434		151,112	59,674
Targa Resources Corp	3,896		131,753	158,546
Telecommunication Systems A	48,855		228,861	114,810
Telenav Inc	51,153		501,765	399,506
Telular Corp	4,196		31,595	31,471
Tessco Technologies Inc	14,986		212,518	207,110
Tessera Technologies Inc	30,272		553,823	507,060
Tms International Corp A	13,488		105,093	133,258
Tns Inc	19,446		353,536	344,586
Tower International Inc	15,486		255,043	166,317

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Tpc Group Inc	2,198		49,881	51,279
Tredegar Corp	8,592		173,844	190,917
Triangle Petroleum Corp	20,577		115,734	122,844
Trident Microsystems Inc	152,684		303,176	27,483
Trimas Corp	42,061		841,494	754,988
True Religion Apparel Inc	17,784		509,896	614,960
Tyler Technologies Inc	3,497		110,589	105,288
Umh Properties Inc Reit	34,815		362,051	324,129
Unisys Corp	23,978		581,051	472,605
United Online Inc	85,422		553,449	464,693
United States Lime Mineral	1,328		68,885	79,813
Univest Corp Of Pennsylvania	4,490		82,424	65,730
Usana Health Sciences Inc	7,893		240,865	239,703
Vaalco Energy Inc	47,157		288,781	284,827
Valassis Communications Inc	38,240		951,820	735,357
Valueclick Inc	9,039		142,846	147,252
Ventrus Biosciences Inc	6,194		61,977	49,493
Vitamin Shoppe Inc	2,302		49,566	91,816
Vonage Holdings Corp	131,779		592,570	322,859
Voxx International Corp	19,482		147,673	164,624
Warren Resources Inc	20,581		90,422	67,093
Washington Banking Co	7,541		99,518	89,814
Wausau Paper Corp	13,924		122,444	115,008
Wd 40 Co	1,958		77,240	79,111
Websense Inc	14,687		315,075	275,079
Western Liberty Bancorp	5,728		54,289	15,524
Western Refining Inc	41,962		677,162	557,668
Willbros Group Inc	26,690		541,085	97,951
Winnebago Industries	2,342		15,442	17,286
Wintrust Financial Corp	32,172		1,010,376	902,430
WT Offshore Inc	15,086		265,722	319,977

Total Small cap companies			90,106,019	84,340,093

Non-U.S. equities
Aac Technologies Holdings In	109,611		220,404	246,980
Advanced Info Service For Rg A	53,510		243,691	238,294
Aircastle Ltd	39,064		460,947	496,896
Alkermes Plc	5,295		86,364	91,924
Alliance Global Group Inc	924,222		243,691	217,910
America Movil Sab De C Ser L	1,416,676		1,674,415	1,601,905
American Safety Ins Holdings	14,187		275,026	308,567
Argo Group International	14,653		514,182	424,345
Asian Paints Ltd	7,994		564,733	388,958
Astra International Tbk Pt	179,862		641,051	1,467,857
Axiata Group Berhad	406,857		681,154	659,699
Axis Bank Ltd	43,897		1,055,410	666,251
Baidu Inc Spon Adr Adr	7,005		920,286	815,890
Bajaj Auto Ltd	15,999		506,207	479,029
Banco Latinoamericano Come E	27,775		458,537	445,781
Banco Santander Chile Adr	16,863		1,323,168	1,276,544
Bank Rakyat Indonesia Perser	1,949,087		868,366	1,450,933
Belle International Holdings	483,286		725,758	845,032
Bim Birlesik Magazalar As	10,369		323,770	288,248
Bp Plc Spons Adr Adr	47,621		2,312,104	2,035,304
Br Malls Participacoes Sa	46,136		495,013	448,192
Br Properties Sa	20,627		213,995	204,582
Carnival Corp	76,373		3,064,436	2,492,803
Catcher Technology Co Ltd	75,731		525,777	351,407
Ccr Sa	97,753		692,406	640,421
Celltrion Inc	9,232		318,583	290,912
Cetip Sa Balcao Organizado	34,278		510,808	495,271
Cfr Pharmaceuticals Sa	990,671		238,810	232,864
Chicago Bridge Iron Ny Shr Ny Reg Shrs Eur	9,769		264,770	369,250
China Bluechemical Ltd H	157,442		117,980	119,197

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
China Grentech Corp Ltd Adr Adr	51,754		190,395	134,561
Cia Hering	26,606		539,749	463,004
Cimb Group Holdings Bhd	259,579		741,462	609,234
Clicks Group Ltd	58,975		328,400	337,702
Cnooc Ltd	927,710		1,564,822	1,626,890
Coca Cola Femsa Sab Sp Adr Adr	5,082		483,065	483,855
Comba Telecom Systems Holdin	393,106		286,079	317,356
Companhia De Bebidas Prf Adr Adr	72,219		1,900,730	2,606,379
Cp All Pcl Foreign A	406,857		695,673	667,349
Cpfl Energia Sa Adr Adr	25,993		663,090	733,257
Credicorp Ltd	6,747		476,283	738,602
Dabur India Ltd	133,363		312,025	250,629
Diageo Plc Sponsored Adr Adr	13,478		930,759	1,178,205
Dongfeng Motor Grp Co Ltd H	576,954		972,780	995,440
Eldorado Gold Corp Npv	10,297		101,811	141,171
Embraer Sa Adr Adr	43,545		983,180	1,098,194
Empresa Nacional De Telecom	15,807		299,248	293,651
Energy Xxi Bermuda	16,539		463,502	527,251
Etalon Group Ltd Gdr 144a	46,834		226,860	201,386
Eurocash Sa	44,458		360,817	369,499
Fresh Del Monte Produce Inc	26,714		529,649	668,108
Genomma Lab Internacional B	209,457		418,725	403,895
Global Sources Ltd	53,751		519,256	260,691
Golar Lng Ltd	4,696		187,679	208,724
Goldcorp Inc Npv	5,713		223,903	252,813
Golden Eagle Retail Group	232,177		559,737	490,863
Great Basin Gold Ltd	114,755		250,702	104,542
Haier Electronics Group Co	220,219		223,465	197,915
Haitian International Hldgs	250,113		233,655	213,188
Harum Energy Tbk Pt	239,152		225,981	180,666
Hengdeli Holdings Ltd	681,583		309,970	222,028
Hiwin Technologies Corp	24,912		225,309	202,393
Hon Hai Precision Industry	633,274		2,262,579	1,733,823
Honam Petrochemical Corp	1,565		469,185	404,951
Housing Development Finance	62,931		893,884	768,845
Htc Corp	50,820		1,422,092	834,156
Hyundai Mobis	3,517		423,760	891,342
Hyundai Motor Co	8,818		1,651,442	1,630,361
Imperial Tobacco Group Adr Adr	20,666		1,709,323	1,556,941
Indo Tambangraya Megah Pt	116,587		623,865	496,947
Indofood Sukses Makmur Tbk P	30,890		23,341	15,671
Indusind Bank Ltd	45,164		265,757	191,141
Industries Qatar	38,108		1,393,791	1,391,867
Infosys Ltd	23,502		1,256,552	1,220,223
Interoil Corp	31,972		1,292,635	1,634,751
Intertape Polymer Group Inc	87,277		216,844	276,670
Itau Unibanco Holding Sa Preference	84,301		1,459,331	1,536,197
Itc Ltd	312,401		1,355,523	1,180,365
Jubilant Foodworks Ltd	15,430		302,801	218,807
Kalbe Farma Tbk Pt	604,357		246,558	226,613
Kasikornbank Pcl Foreign	168,702		741,204	652,349
Kuala Lumpur Kepong Bhd Myr1.	62,478		443,276	447,401
Lenovo Group Ltd	1,275,476		847,561	850,690
Lg Household + Health Care	2,222		963,490	940,350
Life Healthcare Group Holdin	270,291		667,777	691,012
Lojas Renner S.A.	15,943		574,071	413,790
Lupin Ltd	54,926		537,125	464,398
Magnit	754		64,738	64,738
Magnit Ojsc Spon Gdr 144a Gdr	30,092		702,451	521,376
Mail Ru Group Gdr Regs	7,429		262,195	193,145
Mediatek Inc	48,827		428,055	447,487
Motherson Sumi Systems Ltd	61,061		284,766	157,181
Mr Price Group Ltd	62,934		637,122	622,057
Mtn Group Ltd	131,785		2,491,337	2,346,149

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Naspers Ltd N Shs	13,436		502,261	587,805
Nestle India Ltd	5,307		497,190	409,634
Newalta Corp	7,571		90,720	92,092
Nordion Inc	11,771		96,583	98,407
Odontoprev S.A.	16,043		250,679	228,788
Ogx Petroleo E Gas Participa	106,323		742,073	776,367
Oil Search Ltd	202,085		1,355,262	1,294,862
Orthofix International Nv	6,494		271,370	228,785
Pacific Rubiales Energy Corp	24,518		748,157	450,992
Pdg Realty Sa	148,673		584,653	470,269
Petaquilla Minerals Ltd	65,673		97,436	38,090
Petrobras Petroleo Bras Pr Preference	139,605		1,706,964	1,608,422
Ping An Insurance Group Co H	119,576		776,290	789,824
Powertech Technology Inc	136,516		327,745	289,001
Pp London Sumatra Indones Pt	1,015,399		256,695	251,960
Progressive Waste Solutions	15,167		324,239	297,125
Quimica Y Minera Chil Sp Adr Adr	12,282		697,615	661,409
Raia Drogasil Sa	31,887		234,335	221,725
Randgold Resources Ltd	17,533		804,211	1,790,161
Redecard Sa	54,407		846,472	851,436
Royal Caribbean Cruises Ltd	74,476		2,127,092	1,844,765
S.A.C.I. Falabella	72,818		635,654	566,337
Samsung Electronics Co Ltd	3,706		2,239,116	3,403,469
Samsung Engineering Co Ltd	7,362		1,605,992	1,287,692
Samsung Fire + Marine Ins	3,632		743,377	665,258
Samsung Heavy Industries	25,779		809,042	624,325
San Gold Corp	59,200		198,293	109,397
Sandstorm Gold Ltd	358,659		177,512	422,677
Sandstorm Metals Energy Lt	47,409		23,065	15,597
Sandvine Corp	294,194		418,929	326,556
Sanofi Adr Adr	36,739		1,239,667	1,342,433
Sasol Ltd	38,622		1,821,329	1,844,178
Seadrill Ltd	79,268		2,333,934	2,630,106
Shoprite Holdings Ltd	42,264		613,388	713,005
Shriram Transport Finance	3,654		49,683	28,985
Siam Makro Public Co Foreign A	23,218		182,917	175,880
Silver Standard Resources	8,365		173,941	115,607
Simplo Technology Co Ltd	58,791		479,947	343,674
Sonda Sa	127,262		323,562	305,016
Spreadtrum Communicati Adr Adr	9,889		247,186	206,481
Sun Art Retail Group Ltd	594,890		755,664	746,045
Sun Pharmaceutical Indus	42,830		408,616	400,194
Tata Consultancy Svs Ltd	59,761		1,017,870	1,301,958
Tata Motors Ltd	186,752		604,685	627,194
Tencent Holdings Ltd	25,808		516,107	518,389
The Foschini Group Ltd	40,174		492,789	522,433
Tofas Turk Otomobil Fabrika	91,417		316,438	286,555
Totvs Sa	22,520		373,086	401,564
Tpk Holding Co Ltd	24,912		504,677	324,570
Tractebel Energia Sa	64,272		989,426	1,032,350
Truworths International Ltd	44,741		456,744	409,263
Tsrc Corp	167,406		418,403	410,789
Turkiye Garanti Bankasi	310,466		1,130,899	969,898
Turkiye Halk Bankasi	137,803		776,162	722,362
Unilever Indonesia Tbk Pt	257,088		518,215	533,031
United Tractors Tbk Pt	108,615		319,149	315,633
Vistaprint Nv	14,087		465,432	431,065
Vodafone Group Plc Sp Adr Adr	73,677		2,017,166	2,065,170
Walmart De Mexico Ser V	741,171		1,795,420	2,034,120
Want Want China Holdings Ltd	1,167,858		1,020,211	1,166,866
Willis Group Holdings Plc	68,186		2,457,895	2,645,627
Wuxi Pharmatech Inc Adr Adr	19,540		249,152	215,717
Xl Group Plc	102,629		2,016,983	2,028,971
Xyratex Ltd	27,293		333,629	363,541

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Yingde Gases Group Company	221,215		225,350	225,870
Youku.Com Inc Spon Adr Adr	15,429		359,059	241,777
Yuanta Financial Holding Co	1,226,797		711,280	625,979

Total Non-U.S. equities			112,790,117	112,268,004

Mutual funds
Dfa Emerging Markets Portfolio	30,037,014		454,752,087	399,262,741
Dodge Cox International Stoc Dodge Cox Intl Stock Fund	8,154,302		320,691,952	238,431,791
Brandywine Global Bond Fund	5,006,269		52,324,697	54,318,015
Pimco All Asset All Authority	2,507,948		26,948,953	25,154,718
Pimco Emerging Markets Bond Fund	3,093,587		32,861,315	34,802,849
Spdr SP Mortgage Finance ETF	4,771		108,645	116,470
T Rowe Price Institutional Hig	7,223,327		66,957,127	66,382,377
T Rowe Price International Discovery Fund	1,065,042		40,158,949	39,736,712
Western Asset High Yield Portforlio	8,194,160		69,025,081	66,372,697

Total Mutual funds			1,063,828,806	924,578,370

Collective trusts and other investments
Balanced funds
BFA Lifepath Index Retirement	5,439,145		72,016,989	74,897,020
BFA Lifepath Index 2015 Fund	7,017,455		86,584,264	89,332,195
BFA Lifepath Index 2020 Fund	9,262,300		119,060,516	121,243,514
BFA Lifepath Index 2025 Fund	10,391,812		124,065,350	125,325,255
BFA Lifepath Index 2030 Fund	9,688,297		122,246,069	122,266,306
BFA Lifepath Index 2035 Fund	8,326,992		96,690,216	95,760,407
BFA Lifepath Index 2040 Fund	7,110,456		88,021,993	86,534,246
BFA Lifepath Index 2045 Fund	11,587,136		130,827,910	127,342,626
BFA Lifepath Index 2050 Fund	1,485,952		13,547,887	13,135,818

Total Balanced funds			853,061,194	855,837,387

Commodity funds
DJ Commodity TR Index	4,944,025		46,954,555	42,310,967

Total Commodity funds			46,954,555	42,310,967

Real estate funds
AEW Capital Management REIT	2,697,638		24,927,620	30,186,565
DJ/WIL REIT Index	1,219,950		29,448,177	35,875,075

Total Real estate funds			54,375,797	66,061,640

Non-U.S. fixed income funds
Citigroup EM Mkt Debt	2,781,257		32,293,279	34,682,278

Total Non-U.S. Fixed Income Funds			32,293,279	34,682,278

U.S. fixed income funds
BlackRock Aggregate Bond Index	20,083,886		386,091,858	476,972,214
BlackRock Capital US TIPS Index	7,511,475		93,772,381	110,396,151

Total U.S. fixed income funds			479,864,239	587,368,365

Non-U.S. equity funds
MSCI EM Free Index	2,877,998		65,769,114	66,576,722
SSGA Emerging Mkt Equity	9,833,260		87,792,047	82,727,216
MSCI EAFE Index	15,070,844		278,332,112	254,199,923

Total Non-U.S. equity funds			431,893,273	403,503,861

U.S. equity funds
Wellington Large Cap Growth	21,334,241		200,165,130	192,861,542
S&P 400 Mid Cap Index	6,065,403		180,715,280	201,626,129
Russell 3000 Index	20,043,193		361,584,256	421,889,159
Russell 2000 Index	12,846,179		246,138,038	335,773,434
S&P 500 Index	3,394,439		883,496,499	904,933,705
Wellington Mid Cap Growth	6,646,699		60,672,456	63,675,376

Total U.S. equity funds			1,932,771,659	2,120,759,345

Total Collective trusts and other investments			3,831,213,996	4,110,523,843

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Guaranteed insurance contracts
AIG Financial Products Contract No. 725840		4.63%	177,268,517	194,446,175
ING Life & Annuity Company Contract No. 60266		3.48	187,328,219	196,707,156
JP Morgan Chase Bank Contract No. Citigroup01		5.88	16,555,876	16,979,659
Natixis Financial Products Contract No. WR1937-01		2.40	246,184,564	247,749,992
Natixis Financial Products Contract No. WR1937-02		4.70	7,368,253	7,521,367
Prudential Ga 62194		2.97	278,434,406	288,289,850
Royal Bank Of Canada Contract No. Citigroup01		4.74	215,834,802	236,834,128

Total Guaranteed insurance contracts			1,128,974,637	1,188,528,327

Wrapper contract
AIG Financial Products Contract No. 725840			N/A	(310,810)
ING Life & Annuity Company Contract No.60266			N/A	466,182
JP Morgan Chase Bank Contract No. Citigroup01			N/A	4,041
Natixis Financial Products Contract No. WR1937-01			N/A	108,657
Natixis Financial Products Contract No. WR1937-02			N/A	4,086
Prudential Ga 62194			N/A	175,465
Royal Bank Of Canada Contract No. Citigroup01			N/A	882,908

Total Wrapper contracts			N/A	1,330,529

Total Investments			$8,448,546,041	$7,641,390,259

Loans receivable from participants

43,132 loans carrying an interest rate of 4.21% to 10.71% with maturities up to 20 years				210,768,439

Total				$7,852,158,698

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2011

Identity and Description	Number of purchases	Purchase price	Number of sales	Selling price	Expenses incurred with transaction	Cost of asset sold	Current value of asset on transaction date	Net gain (loss)
Series of transactions:
* State Street Short Term Investment Fund	758	$408,754,174	1,023	$535,656,060	$—	$535,656,060	$944,410,234	$—

*	Party-in-interest, as defined by ERISA

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(k) PLAN

By:	/s/ Paul McKinnon
Paul McKinnon
Global Head of Human Resources

Date: June 14, 2012